NO ACT

PE
12-19-11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025148

January 13, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-13-12

Keir D. Gumbs
Covington & Burling LLP
kgumbs@cov.com

Re: Hanesbrands Inc.
Incoming letter dated December 19, 2011

Dear Mr. Gumbs:

This is in response to your letter dated December 19, 2011 concerning the shareholder proposal submitted to Hanesbrands by Calvert Investment Management, Inc. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Ivy Wafford Duke
Calvert Investment Management, Inc.
4550 Montgomery Avenue
Bethesda, MD 20814

January 13, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Hanesbrands Inc.
Incoming letter dated December 19, 2011

The proposal requests that the board issue a report describing the company's vendor standards pertaining to reducing supply chain environmental impacts – particularly water use and related pollution.

We are unable to concur in your view that Hanesbrands may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that Hanesbrands may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that Hanesbrands may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that Hanesbrands' public disclosures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that Hanesbrands may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Matt S. McNair
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

COVINGTON & BURLING LLP

1201 PENNSYLVANIA AVENUE NW
WASHINGTON, DC 20004-2401
TEL 202.662.6000
FAX 202.662.6291
WWW.COV.COM

BEIJING
BRUSSELS
LONDON
NEW YORK
SAN DIEGO
SAN FRANCISCO
SILICON VALLEY
WASHINGTON

December 19, 2011

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: HBI Inc. – Shareholder Proposal Submitted by Calvert Investment Management, Inc.

Ladies and Gentlemen:

This letter is submitted on behalf of Hanesbrands Inc., a Maryland corporation ("HBI"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act") to notify the Securities and Exchange Commission (the "Commission") of HBI's intention to exclude from its proxy materials for its 2012 Annual Meeting of Shareholders (the "2012 Annual Meeting") a shareholder proposal, received on November 7, 2011 and attached to this letter as Exhibit A (the "Proposal"), from Calvert Investment Management, Inc. ("Calvert"). For the reasons set forth below, HBI intends to exclude the Proposal from its proxy materials in reliance on Rules 14a-8(b), 14a-8(f) and 14a-8(i)(10). HBI requests confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Commission if HBI excludes the Proposal from its 2012 Annual Meeting proxy statement in reliance on Rule 14a-8.

In accordance with *Staff Legal Bulletin No. 14D* (November 7, 2008), this letter and its attachments are being e-mailed to shareholderproposals@sec.gov 80 calendar days prior to the date on which HBI will submit its definitive proxy materials for the 2012 Annual Meeting to the Commission. In accordance with Rule 14a-8(j), a copy of this letter and its attachments are being sent to Calvert.

THE PROPOSAL

The Proposal requests that HBI's shareholders approve the following resolution:

RESOLVED: Shareholders request that the Board of Directors issue a report describing the company's vendor standards pertaining to reducing supply chain environmental impacts—particularly water use and related pollution. This report, prepared at reasonable cost and omitting proprietary information, shall be released by November 1, 2012.

BACKGROUND AND GROUNDS FOR EXCLUSION

By letter dated November 2, 2011, Calvert, on behalf of the Calvert Capital Accumulation Fund, the Calvert VP SRI Mid Cap Growth Fund, the Calvert Social Index Fund, and the Calvert VP S&P Mid Cap 400 Index Fund (collectively, the "Proponents" or the "Funds"), none of which is a registered holder of HBI stock, sent the Proposal for inclusion in HBI's proxy materials for the 2012 Annual Meeting.

HBI received the letter on November 7, 2011. By letter dated November 16, 2011 (attached as Exhibit B), HBI requested that Calvert provide HBI with (i) proof that the Funds satisfied the ownership requirements of Rule 14a-8 as of the date that they submitted the Proposal and (ii) a written statement from the Funds of their intent to continue to own their shares through the date of the 2012 Annual Meeting. The letter also requested that Calvert provide HBI with proof that it was authorized to submit a shareholder proposal on behalf of the Funds as well as copies of the investment advisory agreements between Calvert and the Funds.

On November 18, 2011, Calvert sent HBI an e-mail that included as an attachment a letter dated November 8, 2011 (attached as Exhibit C), in which State Street Corp indicated that, collectively, the Funds had held 168,317 shares of HBI stock continuously between November 1, 2010 and November 4, 2011. This e-mail did not include a written statement from the Funds of their intent to hold the shares through the date of the 2012 Annual Meeting, nor did Calvert provide HBI with copies of the investment advisory agreements between Calvert and the Funds or any other proof that Calvert was authorized to submit the Proposal on behalf of the Funds.

In addition to these procedural deficiencies, HBI already has provided a report to shareholders through its public disclosures that covers the topics that the Proposal seeks to address. Specifically, HBI has adopted and disclosed on its corporate social responsibility ("CSR") website (http://www.hanesbrandscsr.com/) Global Standards for Suppliers, which articulates its policies for vendors with respect to water use, pollution and other environmental matters. HBI has also provided on its CSR website extensive disclosures regarding its efforts to reduce the environmental impacts of its supply chain through its own manufacturing and distribution activities. Screenshots of those disclosures, as well as HBI's Global Standards for Suppliers, are attached to this submission as Exhibits D - E.

Based on the foregoing, HBI believes the Proposal may properly be excluded from the proxy materials for the 2012 Annual Meeting pursuant to:

- Rule 14a-8(b) because Calvert failed to establish its authority to submit the Proposal on behalf of the Funds;
- Rule 14a-8(f) because Calvert failed to provide HBI with a statement from the Funds regarding their intent to hold the minimum amount of HBI stock required by the rule through the date of the 2012 Annual Meeting; and
- Rule 14a-8(i)(10) because HBI already has substantially implemented the Proposal.

DISCUSSION

A. Rule 14a-8(b) – Neither the Funds nor Calvert Has Established Eligibility to Submit the Proposal

1. Calvert Has Not Demonstrated that it is Authorized to Submit the Proposal on Behalf of the Funds

To be eligible to submit a proposal under Rule 14a-8(b), a proponent must have continuously held at least $2,000 in market value, or one percent, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date that the proponent submitted the proposal. As the Staff has made clear before, only beneficial owners with an economic interest in the shares providing the basis for the submission of a shareholder proposal may submit such proposals. *See, e.g., Chesapeake Energy Corporation* (Apr. 13, 2010) (allowing the exclusion of a co-proponent on the basis that it "had no economic stake or investment interest in the company by virtue of the shares held in its clients' accounts.").

We respectfully submit that HBI may exclude the Proposal from its 2012 proxy materials based on the foregoing guidance. Calvert has failed to demonstrate that it is eligible to submit the Proposal—either as a shareholder in its own right or on behalf of the Funds. Calvert is not a registered owner of HBI securities nor is it a beneficial owner of HBI securities. Instead, it appears to be submitting the Proposal on behalf of the Funds, which also are not registered holders of HBI stock. Even if the Funds are beneficial owners of HBI stock, Calvert has not provided documentation from the Funds that demonstrates that it is authorized to submit the Proposal on their behalf.

As noted above, HBI brought these deficiencies to Calvert's attention when HBI sent Calvert a deficiency notice on November 16, 2011. In that deficiency letter, HBI informed Calvert of the minimum ownership requirements of the rule and asked for information from Calvert demonstrating that the Funds satisfied these requirements and that Calvert was authorized to submit the Proposal on behalf of the Funds. Notwithstanding the fact that HBI clearly and unequivocally identified the deficiencies in Calvert's initial submission, Calvert failed to provide HBI with information demonstrating that Calvert was authorized to submit the

Proposal on behalf of the Funds. This failure provides HBI with a basis for excluding the Proposal from its proxy materials.

The Staff consistently has permitted exclusion of a proposal submitted by an investment adviser that manages funds that beneficially own the relevant voting securities, in the absence of proof that the investment adviser is authorized to submit proposals on behalf of the funds it manages. *See, e.g., Chesapeake Energy Corp.* (Apr. 13, 2010); *Western Union Co.* (Mar. 10, 2010) (permitting Western Union to exclude a proposal submitted by an investment adviser); *Western Union Co.* (Mar. 4, 2008) (same). In all of these letters, the Staff concluded that the failure to provide information demonstrating that an investment advisor was authorized to submit a proposal on behalf of its clients provided a basis for exclusion under Rule 14a-8(b).

For example, in *Chesapeake Energy*, the company argued that it could exclude a proposal submitted by First Affirmative, an investment adviser, on the basis that its proof of ownership letter was comprised of a letter from a broker stating that First Affirmative was the investment adviser for "a number of client accounts that held" Chesapeake Energy shares. Based on this language, Chesapeake Energy argued that the letter failed to establish that First Affirmative was eligible to submit a proposal on its behalf or on behalf of any of its clients. The Staff ultimately found these arguments persuasive, noting:

> There appears to be some basis for your view that Chesapeake may exclude First Affirmative Financial Network, LLC as a co-proponent of the proposal under rule 14a-8(f). We note that this co-proponent appears to have failed to supply, within 14 days of receipt of Chesapeake's request, documentary support sufficiently evidencing that it satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). In this regard, it appears that this co-proponent has no economic stake or investment interest in the company by virtue of the shares held in its clients' accounts. Accordingly, we will not recommend enforcement action to the Commission if Chesapeake omits First Affirmative Financial Network, LLC as a co-proponent of the proposal in reliance on rules 14a-8(b) and 14a-8(f).

Along similar lines, Calvert has provided HBI with no information that demonstrates that it has any economic stake or investment interest in HBI by virtue of the shares held in its clients' accounts. Moreover, it has not provided any information demonstrating that it is entitled to submit the Proposal on behalf of its clients.

It bears noting that the Staff did not permit exclusion of a proposal under comparable, but distinguishable, circumstances in *Smithfield Foods, Inc.* (Jun. 24, 2010). In that letter, the SEC rejected an argument from Smithfield Foods that Calvert was not entitled to submit a shareholder proposal on behalf of a fund to which Calvert provided investment advice. *Smithfield* is distinguishable from the *Chesapeake Energy* and *Western Union* no-action letters and from the circumstances present here. In *Smithfield*, the company was provided with an investment advisory agreement between Calvert and the fund as well as Proxy Voting Guidelines that delegated to Calvert the authority to submit a proposal on behalf of the fund. It appears that its provision of this information distinguished the facts underlying Smithfield's no-action request from those underlying the *Western Union* and *Chesapeake Energy* no-action letters. By contrast, Calvert has provided no proof to HBI that it is authorized to submit the Proposal on behalf of the Funds, despite HBI's timely and adequate request for such proof. Based on this failure, and in light of the interpretive positions reflected in *Chesapeake Energy* and *Western Union*, HBI should be entitled to exclude the Proposal from the proxy materials for the 2012 Annual Meeting in reliance on Rule 14a-8(f).

2. *The Funds Have Not Provided a Written Statement That They Intend to Hold the Securities Through the Date of the 2012 Annual Meeting*

Rule 14a-8 requires that a proponent hold the securities entitling the shareholder to submit a shareholder proposal through the date of the meeting and provide the company with a written statement of its intent to do so. The Funds have not provided HBI with a written statement of their intention to hold their securities through the date of the 2012 Annual Meeting. Rule 14a-8(b)(2) requires the beneficial owner of the voting securities to submit its "own written statement that [it] intend[s] to continue to hold the securities through the date of the meeting of shareholders." Calvert's statement that "each Fund intends to continue to own shares in [HBI] through the date of the 2012 annual meeting of shareholders" does not satisfy the requirement of Rule 14a-8(b)(2) that the beneficial owners of the HBI securities—the Funds—submit their "own written statement" that they intend to hold the securities through the date of the 2012 Annual Meeting.

The Staff recently granted no-action relief to Energen Corporation under similar facts. *See generally Energen Corp.* (Feb. 22, 2011). In *Energen*, Calvert submitted a similar proposal to Energen on behalf of the Calvert Social Index Fund and the Calvert Capital Accumulation Fund. Much like the present case, Energen requested that Calvert provide it with a statement from the funds confirming that they would continue to own the requisite amount of Energen stock through the date of the meeting. Also like the present case, Calvert failed to provide such a statement from the funds. Based on this failure, Energen argued that it could exclude Calvert's proposal from its proxy materials for the failure to satisfy the requirements of Rule 14a-8(b)(2). The Staff agreed, noting that:

> There appears to be some basis for your view that Energen may exclude the proposal under rule 14a-8(f). Rule 14a-8(b) requires a proponent to provide a written statement that the proponent intends to hold its company stock through the date of the shareholder meeting. It appears that the proponents failed to provide this statement within 14 calendar days from the date the proponents received

> Energen's request under rule 14a-8(f). In this regard, we note that although Calvert Asset Management Company, Inc. may have been authorized to act and speak on behalf of shareholders, it has provided a statement of its own intentions and not of the shareholders' intentions.

Along similar lines, Calvert has failed to provide a statement from the Funds indicating their intent to hold the requisite amount of HBI stock through the date of the 2012 Annual Meeting. Based on this shortcoming, consistent with the Staff's recent position in *Energen*, HBI respectfully requests that the Staff confirm that HBI may exclude the Proposal from the proxy materials for the 2012 Annual Meeting under Rule 14a-8(f).

B. Rule 14a-8(i)(10) – HBI has Substantially Implemented the Proposal

Rule 14a-8(i)(10) allows a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. A company need not have fully effected a proposal in order for Rule 14a-8(i)(10) to serve as a basis for exclusion; rather, the company must have "substantially implemented" the proposal. *Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders*, Exchange Act Release No. 34-20091 (Aug. 16, 1983). The general policy underlying the "substantially implemented" basis for exclusion is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." Exchange Act Release No. 34-12598 (July 7, 1976).

The Proposal asks HBI to issue a report describing its vendor standards pertaining to reducing supply chain environmental impacts, with a particular focus on water use and related pollution. HBI has substantially implemented the specific request of the Proposal, and has also addressed the essential objective of the Proposal by providing extensive information on its CSR website (http://www.hanesbrandscsr.com/) regarding its efforts to reduce the environmental impacts of its supply chain and its own manufacturing and distribution activities. A link to HBI's CSR website is linked prominently from HBI's primary website, http://www.hanesbrands.com/hbi/Templates/Home/Default.aspx under a graphic that includes the heading "Corporate Social Responsibility... Learn more about Hanesbrands corporate social responsibility."

In particular, HBI's Global Standards for Suppliers, which is featured on HBI's CSR website, discloses HBI's vendor standards with respect to supply chain environmental impacts. Specifically, the Global Standards for Suppliers includes the following policy statement:

> HBI believes in doing business with suppliers who share the company's commitment to protecting the quality of the environment around the world through sound environmental management.

> Suppliers will comply with all applicable environmental laws and regulations, and will promptly develop and implement plans or programs to correct any non-compliant practices.
>
> HBI will favor suppliers who seek to reduce waste and minimize the environmental impact of their operations.

We believe that this statement directly and substantially implements the Proposal. In this respect, it is important to note that the Proposal only requests a report of what HBI's standards are. It does not require that the report be in a particular format, that it be disseminated in a particular way or that it contain a particular substantive disclosure. It merely requires that the report contain a statement of HBI's standards. HBI identifies those standards on its website.

In addition to the Global Standards for Suppliers, HBI's CSR website includes detailed information about HBI's overall environmental policies and practices, most of which focus specifically on water use and related pollution. For example, the CSR website reports that HBI set a corporate goal in 2008 of reducing total water use intensity (water used per manufactured unit) by 10% by 2012. By the end of 2009, HBI had exceeded its goal and had reduced its water use per product by nearly 18%. The CSR website reports that HBI has taken the following specific actions to improve the environmental impact of its water use and related pollution:

- A team at its El Salvador Textiles facility employed lean process engineering methods to identify places where water was being wasted, including leaking pipes, valves, and fittings; inadequate flow or level controls; and lax usage procedures. The team corrected deficiencies in equipment, implemented control changes, and reworked some portions of the pipe system. The changes reduced the facility's water draw by nearly 334,000 gallons per day, saving approximately $340,000 per year.

- The nearby El Salvador Socks facility reuses water from industrial processes. Water from the cooling tower is reused in toilets, with an estimated savings of 2.3 million gallons per year. The facility also captures storm water in a 3.5 million gallon detention basin, which prevents erosion and provides a water reserve for fire protection.

- HBI has constructed advanced wastewater treatment plants to support its three fabric textiles facilities around the world. Each wastewater plant has a treatment capacity of 2 million gallons per day. They employ activated sludge treatment, a naturally occurring biological process that has been proven to effectively treat textile process wastewater, as well as wastewater from sanitary sources. Each plant also incorporates an anoxic pre-treatment process that has been shown to further remove color associated with textile dyeing. The plants in the Dominican Republic and El Salvador feature on-site laboratories for assuring that all regulatory performance criteria are met or surpassed.

- HBI's sewing facilities in La Ceiba, Honduras, and Surin, Thailand are supported by wastewater treatment plants constructed to zero-discharge levels—that is, wastewater is treated and reused, rather than being released to surface water or sewage systems. Treated effluent from these plants is used to irrigate nearby landscaping and soccer fields, while treated solid waste from the plants is used as fertilizer. A third zero-discharge wastewater treatment plant is being built for HBI's Hung Yen, Vietnam sewing facility.

We believe that, taken together, the foregoing information substantially implements the Proposal. As noted above, the Proposal seeks a report regarding HBI's vendor standards with respect to supply chain environmental impacts. This request is implemented by HBI's Global Standards for Suppliers. Further, the information on the CSR website provides comprehensive disclosure regarding HBI's overall environmental policies, providing shareholders with ample information about such policies. Because of this robust disclosure, implementation of the Proposal would not result in any additional disclosure to be provided to shareholders. Accordingly, the Proposal has been rendered moot, providing a basis for excluding the Proposal under Rule 14a-8(i)(10).

The Staff has consistently permitted exclusion of a shareholder proposal in similar circumstances. *See, e.g., Wal-Mart Stores, Inc.* (March 30, 2010) (concurring that a company's adoption of various internal policies and adherence to particular principles substantially implemented a proposal seeking the adoption of principles for national and international action to stop global warming specified in the proposal); *PG&E Corporation* (March 10, 2010) (concurring that a company's practice of disclosing annual charitable contributions in various locations on its website substantially implemented a proposal seeking a semi-annual report on specific information regarding the company's charitable contributions); *Aetna Inc.* (March 27, 2009) (concurring that a report on gender considerations in setting insurance rates substantially implemented a proposal seeking a report on the company's policy responses to public concerns about gender and insurance, despite the proponent's arguments that the report did not fully address all issues addressed in the proposal). In each of these letters, the company was able to demonstrate that it had already substantially implemented the essential objective of the proposal even if by means other than those suggested by the shareholder proponent. Similarly, HBI's disclosures implement the essential objective of the proposal—obtaining disclosure regarding HBI's vendor standards as they relate to water use and pollution. Based on these facts and the precedent described above, HBI has substantially implemented the Proposal and, therefore, it may exclude the Proposal from its 2012 proxy materials in reliance on Rule 14a-8(i)(10).

CONCLUSION

Calvert and the Funds are ineligible to submit the Proposal because (i) Calvert failed to demonstrate that it is authorized to submit the Proposal on behalf of the Funds and (ii) the Funds failed to provide a written statement of their intent to hold their HBI securities through the date of the 2012 Annual Meeting. In addition, HBI has substantially implemented the Proposal. As a result, and based on the facts and the no-action letter precedent discussed above, HBI intends to exclude the Proposal from its 2012 proxy materials pursuant to Rules 14a-8(b), 14a-8(f), and 14a-8(i)(10). By this letter, I request confirmation that the Staff will not recommend enforcement action to the Commission if HBI so excludes the Proposal.

If you have any questions regarding this request or desire additional information, please contact me at (202) 662-5500.

Very truly yours,

Keir D. Gumbs

cc: Joia M. Johnson
Ivy Wafford Duke

Exhibit A

Calvert INVESTMENTS

4550 Montgomery Avenue, Bethesda, MD 20814
301.951.4800 / www.calvert.com

RECEIVED
NOV 07 2011
BY:..................

November 2, 2011

Hanesbrands Inc.
Attention: Corporate Secretary,
1000 East Hanes Mill Road,
Winston-Salem, North Carolina, 27105

Dear Ms. Joia M. Johnson:

Calvert Investment Management, Inc. ("Calvert"), a registered investment advisor, provides investment advice for the 43 mutual funds sponsored by Calvert Investments, Inc., including 22 funds that apply sustainability criteria. As of October 21, 2011, Calvert had over $12.8 billion in assets under management.

The Calvert Capital Accumulation Fund, Calvert VP SRI Mid Cap Growth Fund, Calvert Social Index Fund, Calvert VP S&P Mid Cap 400 Index Fund, (together, referred to as the Funds, each referred to individually as a Fund) are each beneficial owners of at least $2,000 in market value of securities entitled to be voted at the next shareholder meeting (supporting documentation to follow under separate cover). Furthermore, each Fund has held these securities continuously for at least one year, and each Fund intends to continue to own shares in the Company through the date of the 2012 annual meeting of shareholders.

We are notifying you, in a timely manner, that Calvert, on behalf of the Funds, is presenting the enclosed shareholder proposal for vote at the upcoming stockholders meeting. We submit it for inclusion in the proxy statement in accordance with Rule 14a-8 under the Securities Exchange Act of 1934 (17 C.F.R. § 240.14a-8).

As long-standing shareholders, we are filing the enclosed requesting that the Board of Directors provide a report to shareholders that describes the company's vendor standards as they relate to reducing supply chain environmental impacts – particularly water use and related pollution. This report, prepared at reasonable cost and omitting proprietary information, shall be released by November 12, 2012.

If prior to the annual meeting you agree to the request outlined in the resolution, we believe that this resolution would be unnecessary. Please direct any correspondence to Jules Frieder at 301-961-4753 or contact her via email at Jules.Frieder@calvert.com.

We appreciate that you have already taken steps to address important sustainability concerns and appreciate you attention to this matter. We look forward to working with you.

Sincerely,

Ivy Wafford Duke, Esq.,
Assistant Vice President and Assistant Secretary,
Calvert Social Index Series, Inc. and Calvert Variable Products, Inc.

Enclosures
Resolution Text

cc: Bennett Freeman, Senior Vice President for Social Research and Policy, Calvert Investment Management, Inc.
Stu Dalheim, Vice President, Shareholder Advocacy, Calvert Investment Management, Inc.
Jules Frieder, Calvert Investment Management, Inc.

Exhibit B

Joia M. Johnson
1000 East Hanes Mill Road
Winston-Salem, NC 27105
Telephone: (336) 519-3515
Fax: (336) 519-0524
Email: joia.johnson@hanesbrands.com

HANESbrandsINC

November 16, 2011

By Overnight Mail

Ivy Wafford Duke
Assistant Vice President and Assistant Secretary
Calvert Social Index Series, Inc. and Calvert Variable Products, Inc.
4550 Montgomery Avenue
Bethesda, MD 20814

Dear Ms. Duke:

I am writing on behalf of Hanesbrands, Inc. (the "Company"), which received on November 7, 2011 a shareholder proposal (the "Proposal") submitted on behalf of the Calvert Capital Accumulation Fund, Calvert VP SRI Mid Cap Growth Fund, Calvert Social Index Fund and Calvert VP S&P Mid Cap 400 Index Fund, (collectively, the "Funds") for consideration at the Company's 2012 Annual Meeting of Shareholders. The Proposal appears to contain certain procedural deficiencies under Securities and Exchange Commission ("SEC") Rule 14a-8, a copy of which is attached to this notification. The purpose of this letter is to bring these deficiencies to your attention and to provide you with an opportunity to correct them. The failure to correct these deficiencies within 14 days of receiving this notice will provide the Company with a basis to exclude the Proposal from its proxy materials for the Annual Meeting of Shareholders.

Proof of Ownership

Rule 14a-8(b) (Question 2 of Rule 14a-8) provides that a shareholder proponent must submit sufficient proof of continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal at the meeting for at least one year as of the date the proponent submitted the proposal. The Company's share register does not indicate that the Funds are record owners of sufficient shares to satisfy this requirement. In addition, the Company has not received proof that the Funds otherwise satisfied Rule 14a-8's ownership requirements as of the date that the proposal was submitted to the Company.

To remedy this deficiency, the Funds must submit proof of their ownership of the minimum amount of Company shares required by Rule 14a-8(b) as of the date that they submitted the proposal. As explained in Rule 14a-8(b), proof may be in the form of:

- A written statement from the "record" holder of the Funds' shares verifying that, at the time that the Funds submitted the proposal, the Funds continuously held the shares for at least one year. Only banks or brokers that are DTC participants are record holders for the purposes of this requirement.

  You can determine whether your bank or broker is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. If the DTC participant through which the Funds' shares are held knows the Funds' broker or bank's holdings, but does not know the Funds' holdings, the Funds could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the Funds' broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership; or

- If the Funds have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4, and/or Form 5, or amendments to those documents or updated forms, reflecting the Funds' ownership of the shares as of or before the date on which the one-year eligibility period begins, then (i) a copy of the schedule and/or form, and any subsequent amendments reporting a change in the Funds' ownership level, and (ii) a written statement that the Funds have continuously held the required number of shares for the one-year period as of the date of the statement.

In addition to either form of proof above, the Funds also must include a written statement that they intend to continue to hold or own the shares through the date of the Company's Annual Meeting of Shareholders.

Finally, we understand that Calvert Investment Management, Inc. ("Calvert") provides investment advice to the Funds. Please provide the Company with proof that Calvert was and remains authorized to submit a shareholder proposal on behalf of the Funds as well as copies of the investment advisory agreements between Calvert and the Funds.

* * * * * * * * * * *

Rule 14a-8 requires that the Funds correct the deficiencies noted above in order to have the Proposal included in the Company's proxy materials for the meeting of shareholders. Their response(s) to this letter must be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to my attention at:

Joia M. Johnson
1000 East Hanes Mill Road
Winston-Salem, NC 27105
Telephone: (336) 519-3515
Fascimile: (336) 519-0524

HbI

Please be aware that upon your satisfactory response to this notification, the Company may contact you further with respect to the substantive requests made in the Funds' shareholder proposal. The Company also reserves the right to seek relief from the SEC as appropriate. This deficiency letter is administrative in nature and not reflective of our views on the proposal itself.

Thank you for your continued support of Hanesbrands.

Sincerely,

Joia M. Johnson
Chief Legal Officer, General Counsel and
Corporate Secretary

Exhibit C

From: Stu.Dalheim@Calvert.com [mailto:Stu.Dalheim@Calvert.com]
Sent: Friday, November 18, 2011 2:00 PM
To: Johnson, Joia
Subject: Calvert proof of ownership letter

Dear Ms. Johnson,

Please see attached a letter from State Street Global Advisors verifying Calvert's ownership of shares. I sent this by regular mail as well.
Please let me know if you need anything further here.

All the best,

Stu

Stu Dalheim
Vice President, Shareholder Advocacy
Calvert Investment Management, Inc.
301/ 961-4762
stu.dalheim@calvert.com
www.calvert.com

Calvert
INVESTMENTS
A UNIFI Company

STATE STREET.

Investment Services
P.O. Box 5607
Boston, MA 02110

November 8, 2011

Calvert Investment Management, Inc.
4550 Montgomery Avenue, Suite 1000N
Bethesda, MD 20814

To Whom It May Concern:

This letter is to confirm that as of November 4,2011 the Calvert Funds listed below held the indicated amount of shares of the stock of Hanesbrands Inc (CUSIP 410345102). Also the funds held the amount of shares indicated continuously between 11/1/2010 & 11/4/2011.

Fund		Cusip	Shares as of 11/4/2011	Shares held continuously since 11/1/2010
	Calvert Capital Accumulation Fund	410345102	142,600	122,575
	Calvert VP SRI Mid Cap Growth Portfolio	410345102	31,000	29,500
*** FISMA & OMB Memoran	Calvert Social Index Fund	410345102	1,523	1,523
	Calvert VP S+P Midcap 400 Index	410345102	16,195	
	Portfolio			14,719

Please feel free to contact me if you need any further information.

Sincerely,

Dave Messa
Assistant Vice President
State Street Corp

Exhibit D



Environmental Responsibility >
Environmentally Responsible Manufacturing >
Water

Water

Water conservation and wastewater treatment are important aspects of Hanesbrands' commitment to environmental responsibility. In the last two years, we have significantly reduced total water used per manufactured item. All of our fabric textiles facilities have wastewater treatment systems designed to adhere to the best wastewater management practices globally. In many cases, we have implemented creative solutions to go well beyond regulatory requirements.

Water conservation

In 2008, we set a corporate goal of reducing total water use intensity (water used per manufactured unit) by 10 percent by 2012 (against a 2007 baseline). By the end of 2009, we exceeded this goal by reducing our water use per product by nearly 18 percent. This water savings could supply the annual water requirements of nearly 4,000 average American homes.

Our El Salvador Textiles facility in San Juan Opico instituted a comprehensive water conservation program in late 2009, assembling a team to identify ways to save 2.6 million gallons per week. The nearby El Salvador Socks facility also reuses water from industrial processes, already saving 2.3 million gallons per year.

In the search for more ways to reduce our water footprint, we are conducting several innovative research projects on fabric dyeing, which consumes large amounts of water. These projects have the potential to dramatically reduce our water use even further.

Wastewater Treatment



Fabric textile manufacturing facilities use significant amounts of water, which must be treated before being returned to the ecosystem. We have constructed advanced wastewater treatment plants to support our three fabric textiles facilities around the world, in the Dominican Republic, El Salvador, and China.

Each of these wastewater plants has a treatment capacity of 2 million gallons per day. They employ activated sludge treatment, a naturally occurring biological process that has been proven to effectively treat textile process wastewater, as well as wastewater from sanitary sources. Additionally, each plant now incorporates an anoxic pretreatment process that has been shown to further remove color associated with textile dyeing.

The plants supporting our Dos Rios Textiles facility in the Dominican Republic and our manufacturing complex in San Juan Opico, El Salvador, feature on-site laboratories for assuring that all regulatory performance criteria are met or surpassed.

The wastewater treatment plant supporting our Nanjing, China, textiles facility began startup testing in 2009.

Our sewing facilities in La Ceiba, Honduras, and Surin, Thailand, are supported by wastewater treatment plants constructed to zero-discharge levels – that is, wastewater is treated and reused, rather than being released to surface water or sewage systems. Treated effluent from these plants is used to irrigate nearby landscaping and soccer fields, while treated solid waste from the plants is used as fertilizer. A third zero-discharge wastewater treatment plant is being built for our Hung Yen, Vietnam, sewing facility.

Exhibit E

GLOBAL

STANDARDS

FOR

SUPPLIERS

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Hanesbrands Inc. believes in doing business with those suppliers, manufacturers, contractors, joint venture partners, agents, distributors, and consultants (referred to in these guidelines as "suppliers") who embrace and demonstrate high standards of ethical business behavior.

The following *Global Standards for Suppliers* have been established to define Hanesbrands' minimum requirements of its suppliers.

Hanesbrands has a fundamental responsibility to ensure that consumers can trust the safety and quality of our products.

Suppliers will provide services and/or products that meet or exceed all government and all agreed upon quality and safety standards. Any threats to product safety must be immediately reported to Hanesbrands management.

Confidential Information

Suppliers will safeguard Hanesbrands' confidential information by keeping it secure, limiting access to those who have a need to know in order to do their job, and avoiding discussion of confidential information in public areas, for example on planes, in elevators and on mobile phones.

Confidential information includes facts, data and knowledge that are not generally disclosed and provide Hanesbrands a competitive advantage, such as trade secrets, sales and profit figures, new product or marketing plans, research and development ideas or information, manufacturing processes, personnel information, and information about potential acquisitions, divestitures and investments. The obligation to preserve Hanesbrands' confidential information is ongoing, even after the business relationship ends.

Hanesbrands will respect and safeguard the confidential information of our suppliers.

Fair Competition and Antitrust

Hanesbrands believes in free and open competition, and fully complies with antitrust laws in the United States, competition laws of the European Union, and similar laws in the many other countries where Hanesbrands conducts business.

Suppliers will comply with all applicable laws and regulations regarding fair competition and antitrust.

Accuracy of Business Records

Suppliers will record and report information accurately and honestly.

Suppliers will not hide, fail to record, or make false entries. All financial books, records and accounts must accurately reflect transactions, payments and events, and conform both to generally accepted accounting principles and good internal controls. Similarly, all operational records must be accurate, filed in a timely fashion and conform to Hanesbrands' operating requirements.

Other Legal Requirements

Suppliers will comply with all applicable laws and regulations. In these Standards, "applicable laws and regulations" include local and national codes, rules and regulations as well as applicable treaties.

Communication

Suppliers will take appropriate steps to ensure that these Standards are communicated to their employees and their own supply chain. Suppliers will train their employees regularly to ensure that all employees understand and are familiar with these Standards. Suppliers will use their best efforts to ensure their own suppliers adhere to these Standards as well.

Monitoring and Compliance

Suppliers will notify Hanesbrands immediately if theybecome aware of any non-compliance of their company or of any of their suppliers with these Standards, and suppliers will take immediate actions that are necessary to remedy any non-compliance. Suppliers understand that Hanesbrands engages in various monitoring activities to confirm compliance with these Standards, including but not limited to conducting its own or independent third-party site inspections and audits of suppliers.

Our Expectation

For all suppliers to Hanesbrands is simple: live up to these Standards and do the right thing. Hanesbrands' employees around the world use the Mirror Test as their fundamental guide. We encourage suppliers to use our Mirror Test as well.

Failure to observe and abide by these *Global Standards for Suppliers* may result in Hanesbrands ceasing to do business with such supplier. As evidence of their concurrence, suppliers will enter into a written commitment to comply with these Standards and sign the attached Acknowledgement Card.

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Questions or Concerns

Hanesbrands strongly encourages any supplier who feels pressured to violate the law or Hanesbrands' *Global Standards for Suppliers* by a Hanesbrands employee or another supplier to contact Hanesbrands' Business Practices Office immediately. Call the Hanesbrands Resource line at +1-888-303-7522 or e-mail Business.Practices@hanesbrands.com.

The Mirror Test


If you're ever faced with a difficult situation, look yourself in the mirror and ask these questions.

Is it Legal?

What will others Think?

Is it Right?

Do the Right Thing!

In Summary

In Summary, we expect all suppliers to:

1. Comply with the law.
2. Do the right thing.
3. Communicate concerns about inappropriate business practices promptly to us.

Living up to these responsibilities will help create continued success for Hanesbrands and our valued business partners.

Employment Practices

Hanesbrands Inc. has a strong commitment to treating employees fairly, and with dignity and respect. We believe in doing business with suppliers who share this commitment, and we require suppliers to comply with applicable employment laws and to support fundamental human rights for all people.

Child labor – Suppliers will not employ individuals in violation of the local mandatory school age, or under the legal employment age in each country where they operate. Moreover, in no case will suppliers employ non-family workers under age 15, except for child actors and models employed in advertising or media who are protected by applicable child labor requirements.

Compensation – Suppliers will, at a minimum, comply with applicable wage and hour laws and regulations, including those relating to minimum wages.

Discrimination – Suppliers will not discriminate based on personal characteristics or beliefs. Hanesbrands will favor those suppliers who provide equal opportunity to all.

Forced labor – Suppliers will not use forced or involuntary labor whether bonded, prison or indentured, including debt servitude.

Freedom of association and collective bargaining – Suppliers will respect the right of employees to exercise their right of free association. Similarly, suppliers will recognize the rights of their employees to choose or not choose collective bargaining representation.

Safety and health – Suppliers will operate a safe and healthy work environment for their employees. Where applicable, this also applies to housing and eating facilities.

Workplace harassment or abuse – Suppliers will not subject employees to physical, verbal, sexual, or psychological harassment, nor use corporal or physical punishment to discipline employees.

Working hours – Suppliers will comply with all applicable laws and regulations regarding working hours.

Environment

Hanesbrands believes in doing business with suppliers who share the company's commitment to protecting the quality of the environment around the world through sound environmental management.

Suppliers will comply with all applicable environmental laws and regulations, and will promptly develop and implement plans or programs to correct any non-compliant practices.

Hanesbrands will favor suppliers who seek to reduce waste and minimize the environmental impact of their operations.

Conflicts of Interest

Hanesbrands expects business decisions to be made in the best interest of the company. Any situation that creates or appears to create a conflict between personal interests and the interests of Hanesbrands must be avoided.

A conflict of interest may arise when doing business with an organization that employs or is partially or fully owned by a Hanesbrands employee or an employee's family members or close personal friends.

Suppliers must disclose actual or potential conflicts of interest to Hanesbrands management.

Anti-corruption

Hanesbrands strictly abides by all local laws and applicable U.S. laws, including the Foreign Corrupt Practices Act, and requires suppliers to act in a similar manner.

Suppliers will not pay bribes or engage in corrupt practices in order to advance Hanesbrands' business interests. This includes, directly or indirectly, offering, promising to pay or authorizing the payment of money or anything of value to local government officials, political parties or candidates for political office for the purpose of influencing the acts or decisions of local officials.

Gifts, Favors and Entertainment

Gifts, favors and entertainment are not needed in order to conduct business with Hanesbrands, and may lead or appear to lead to a conflict of interest. Suppliers should be aware of and respect these guidelines.

In many industries and countries, gifts and entertainment are used to strengthen business relationships. Throughout the world, one principle is common and clear: No gift, favor or entertainment should be provided or accepted if it will obligate or appear to obligate the recipient.

Gifts or entertainment may be provided if they are reasonable complements to business relationships, or of modest value, and, in any event, not against the law or the policies of Hanesbrands. The following situations are always inappropriate and are expressly prohibited:

- Hanesbrands employees requesting or soliciting personal gifts, favors, entertainment, or services.
- Hanesbrands employees exploiting their position to solicit vendors, including financial institutions, to provide individual preferential treatment in pricing, terms or loans.
- Bribes or kickbacks.
- Cash or cash equivalents.
- Lavish or excessive gifts and entertainment.
- Entertainment at clubs or organizations that discriminate on the basis of race, color, gender, national origin, religion, or sexual orientation.

Entertainment that places the Hanesbrands employee or the business associate at a risk of physical harm is not permitted.

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From ____________

____

To ______________________

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Acknowledgement Card:

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Please detach this card and mail to ______________________________

or fax back to ______________________________

Thank You.

On behalf of ________________ (name of company), I hereby acknowledge receipt of Hanesbrands' Global Standards for Suppliers, and certify that our company is, and will continue to be, in compliance with the provisions of the Global Standards for Suppliers.

Authorized signature ________________ Title ________________ Date ________ Telephone Number ________________

Print name ________________ Address ________________________________